UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 10, 2017

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Group Governance
	BHP Billiton Limited	BHP Billiton Plc
	171 Collins Street	Neathouse Place
	Melbourne Victoria 3000 Australia	London SW1V 1LH UK
	GPO BOX 86	Tel +44 20 7802 4000
10 March 2017	Melbourne Victoria 3001 Australia	Fax + 44 20 7802 4111
	Tel +61 1300 55 47 57 Fax +61 3 9609 3015	bhpbilliton.com
bhpbilliton.com

To:	Australian Securities Exchange	cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited

Notice of Dividend Currency Exchange Rates – 2017 Interim Dividend

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	Registration Number 3196209

On 21 February 2017, the Board of BHP Billiton determined to pay an interim dividend of 40 US cents per share for the half year ended 31 December 2016. Included in the announcement of the final dividend determination on 21 February 2017 was the advice that the currency conversion for Australian cents, British pence and New Zealand cents would be based on the foreign currency exchange rates on the Record Date, 10 March 2017, and for South African cents one week before the Record Date on the JSE Limited, which was 3 March 20171. The following table sets out the currency exchange rates applicable for the dividend:

Dividend 40 US cents per share	Exchange rate	Dividend per ordinary share in local currency
Australian cents	0.752200	53.177346
British pence	1.214200	32.943502
New Zealand cents	0.690916	57.894158
South African cents1	13.126000	525.040000

The dividend will be paid on 28 March 2017.

Rachel Agnew
Company Secretary

[1]	On 3 March 2017 we announced to the London Stock Exchange and the JSE Limited the currency exchange rate applicable to the dividend payable in South African cents.

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street Melbourne Victoria 3000	Registered Office: Neathouse Place, London SW1V 1LH United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date:	March 10, 2017	By:	/s/ Rachel Agnew
		Name:	Rachel Agnew
		Title:	Company Secretary